SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02 June, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1. Director/PDMR Shareholding  announcement made on 19 May, 2008

Enclosure: 2.  Transaction in Own Shares announcement made on 19 May, 2008

Enclosure: 3.  Transaction in Own Shares announcement made on 19 May, 2008

Enclosure: 4.  Transaction in Own Shares announcement made on 20 May, 2008

Enclosure: 5.  Transaction in Own Shares announcement made on 20 May, 2008

Enclosure: 6.  Transaction in Own Shares announcement made on 21 May, 2008

Enclosure: 7. Director/PDMR Shareholding announcement made on 21 May, 2008

Enclosure: 8. Transaction in Own Shares announcement made on 22 May, 2008

Enclosure: 9. Director/PDMR Shareholding announcement made on 23 May, 2008

Enclosure: 10. Transaction in Own Shares announcement made on 23 May, 2008

Enclosure: 11. Transaction in Own Shares announcement made on 28 May, 2008

Enclosure: 12. Annual Report and Accounts announcement made on 28 May, 2008

Enclosure: 13. Transaction in Own Shares announcement made on 27 May, 2008

Enclosure: 14. Transaction in Own Shares announcement made on 28 May, 2008

Enclosure: 15. Transaction in Own Shares announcement made on 28 May, 2008

Enclosure 16:  Director Declaration announcement made on 29 May, 2008

Enclosure: 17. Transaction in Own Shares announcement made on 29 May, 2008

Enclosure: 18. Transaction in Own Shares announcement made on 30 May, 2008

Enclosure: 19. Transaction in Own Shares announcement made on 30 May, 2008

Enclosure: 20. Total Voting Rights announcement made on 30 May, 2008

Enclosure: 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF SHARES
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
QUILPEP NOMINEES LTD
 -
 DESIGNATION A
8
.
State the nature of the transaction
PURCHASE OF SHARES
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
21,500
 ORDINARY SHARES
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
N/A
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
231
.
945
P PER SHARE
14. Date and place of transaction
1
9

MAY 2008
, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
41
,
423
 ORDINARY SHARES
16. Date issuer informed of transaction
19 MAY 2008

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A
24. Name of contact and telephone number for queries
GRAEME WHEATLEY - 020 7356 6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
19 MAY 2008

END

Enclosure: 2
Monday 19 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,425,000 ordinary shares at a price of 234.01 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 659,274,264 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,741,952,765.

The above figure (7,741,952,765) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 3
Monday 19 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 4,957,668 ordinary shares at a market price of 232.764069 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds
65
4
,
316
,
596
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is
7,7
46
,
910
,
433
.

The above figure (
7,7
46
,
910
,
433
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 4

Tuesday 20 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 42,271 ordinary shares at a minimum price of
146

pence and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 654,274,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,746,952,704.

The above figure (7,746,952,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 5
Tuesday 20 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 232.96 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 655,774,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,745,452,704.

The above figure (7,745,452,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 6
Wednesday 21 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 227.51 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 658,274,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,742,952,704.

The above figure (7,742,952,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
BEN VERWAAYEN
FRANCOIS BARRAULT
SALLY DAVIS
HANIF LALANI
IAN LIVINGSTON
GAVIN PATTERSON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING

OF AWARDS UNDER THE BT GROUP
INCENTIVE SHARE PLAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
BEN VERWAAYEN
SHARES
VESTING
UNDER THE
INCENTIVE SHARE
 PLAN
 -
89
,
161
FRANCOIS BARRAULT
SHARES
VESTING
UNDER THE
INCENTIVE SHARE
 PLAN
 -
49
,
070
SALLY DAVIS
SHARES
VESTING
UNDER THE
INCENTIVE SHARE
 PLAN
 -
24
,
455
HANIF LALANI
SHARES
VESTING
UNDER THE
INCENTIVE SHARE
 PLAN
 -
50
,
949
IAN LIVINGSTON
SHARES
VESTING
UNDER THE
INCENTIVE SHARE
 PLAN
 -
66
,
870
GAVIN PATTERSON
SHARES
VESTING
UNDER THE
INCENTIVE SHARE
 PLAN
 -
37
,
256
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
BEN VERWAAYEN
SHARES
SOLD
TO COVER TAX DUE
ON
ISP
 VESTING
 -
36
,
630
SALLY DAVIS
SHARES
SOLD
TO COVER TAX DUE
ON ISP VESTING -
10
,
047
HANIF LALANI
SHARES
SOLD
TO COVER TAX DUE
ON ISP VESTING -
20
,
931
IAN LIVINGSTON
SHARES
SOLD
TO COVER TAX DUE
ON ISP VESTING -
27
,
472
GAVIN PATTERSON
SHARES
SOLD
TO COVER TAX DUE
ON ISP VESTING -
15
,
306
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
ISP
 vesting and sale price: £
2
.
32764069
14. Date and place of transaction
19 MAY

200
8
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
BEN VERWAAYEN
PERSONAL HOLDING
:
SHARES
 - 1,
441
,
979
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
1,
1
90
,
583
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -

859
,
187

FRANCOIS BARRAULT
PERSONAL HOLDING
:
SHARES
 -
4
66
,
929
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
2
23
,
316
BT GROUP INCENTIVE SHARE PLAN:

SHARES
 -
457
,
010
BT GROUP RETENTION SHARE PLAN: SHARES
 -
16
9
,
851
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
362,500
SHARES
BT GROUP INTERNATIONAL EMPLOYEE S
HARESAVE SCHEME
: OPTION OVER 3606 SHARES

SALLY DAVIS
PERSONAL HOLDING
:
SHARES

-

96
,
294
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
145
,
747
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -

173
,
959
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
343
,
732
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198 SH
ARES.

HANIF LALANI
PERSONAL HOLDING:
SHARES

-

111,297
BT GROUP DEFERRED BONUS PLAN: SHARES
 -
258
,
548
BT GROUP INCENTIVE SHARE PLAN: SHARES

-

417
,
341
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
195
,
889
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
8
,
994
 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING
:
S
HARES
 -
568
,
496
BT GROUP DEFERRED BONUS PLAN: SHARES
 -

3
25
,
400
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -

595
,
152
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER
6
,
250

SHARES.

GAVIN PATTERSON
PERSONAL HOLDING
: SHARES
 -
70
,
244
BT GROUP DEFERRED BONUS PLAN: SHARES
  -
158
,
234
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
273
,
614
BT GROUP RETENTION SHARE PLAN: SHARES - 276,935
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

1
6. Date issuer informed of transaction
s
21 MAY

200
8
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
21 MAY
200
8
END

Enclosure: 8

Thursday 22 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,525,000 ordinary shares at a price of 228.67 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 659,799,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,741,427,704.

The above figure (7,741,427,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
GAVIN PATTERSON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY) LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING

OF A
N A
WARD UNDER THE BT GROUP
RETENTION
 SHARE
P
LAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED
8 State the nature of the transaction
VESTING OF
AN
AWARD UNDER THE BT GROUP RETENTION SHARE PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
GAVIN PATTERSON
SHARES VESTING UNDER THE
RETENTION
 SHARE PLAN -
276,935
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
GAVIN PATTERSON
SHARES SOLD
TO COVER TAX DUE
ON
R
SP VESTING -
113
,
771
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
ISP VESTING AND SALE PRICE: £2.
30
14. Date and place of transaction
23
 MAY

200
8
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
GAVIN PATTERSON
PERSONAL HOLDING: SHARES
 -
233,408
BT GROUP DEFERRED BONUS PLAN: SHARES
  -
158
,
234
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
273
,
614
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

1
6. Date issuer informed of transaction
s
2
3
 MAY

200
8
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
2
3
 MAY
200

END

Enclosure: 10

Friday 23 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,900,000 ordinary shares at a price of 228.41 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 661,699,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,739,527,704.

The above figure (7,739,527,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 11

Tuesday 27 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 224.71 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 664,199,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,737,027,704.

The above figure (7,737,027,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 12

Wednesday

 May 200
8

BT Group plc
Annual Report and Form 20-F 200
8
Annual Review and Notice
of
Meeting
2008
Shareholder Magazine "Forward"

BT announces that the above documents have been published today and are available on our website at
www.bt.com/annualreport

Copies of the
se
 documents
, together with proxy forms for the Annual General Meeting,
 have been submitted to the UKLA, and will be available shortly for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
E14 5HS

Tel: 020 7066 1000

Ends

Enclosure: 13

Tuesday 27 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 224.71 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 664,199,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,737,027,704.

The above figure (7,737,027,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 14
Wednesday
 2
8
 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans
32
,
270
 ordinary shares at a minimum price of
146

pence and a maximum price of
227
 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 6
6
4,
167
,
055
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,7
37
,
059
,
974
.

The above figure (7,7
37
,
059
,
974
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 15

Wednesday 28 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited
1
,
5
00,000 ordinary shares at a price of
226
.
2831
pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 66
5
,
699
,
325
 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,73
5
,
527
,
704
.

The above figure (7,73
5
,
527
,

) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 16

Thursday 29 May 2008

BT GROUP PLC

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Gavin Patterson, whose appointment as a director of BT Group plc takes effect on 1 June 2008:

Directorships of publicly quoted companies in the last five years:

Plusnet plc (resigned 25 January 2008)

Mr Patterson has no other information to disclose in respect of Listing Rule 9.6.13.

Ends

Enclosure: 17

Thursday 29 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 221.58 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 668,199,325 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,733,027,704.

The above figure (7,733,027,704) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 18

Friday 30 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,062 ordinary shares at a price of
199.5

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 668,164,993 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,733,062,036.

The above figure (7,733,062,036) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 19

Friday 30 May 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 224.49 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 670,164,993 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,731,062,036.

The above figure (7,731,062,036) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure: 20

Friday 30 May 2008

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 May 2008, its capital consisted of 8,401,227,029 ordinary shares with voting rights. On that date, BT Group plc held 670,164,993 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,731,062,036.
The above figure (7,731,062,036) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 02 June, 2008